Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Rogers Communications Inc. (the “Company”)

333 Bloor Street East, 10th Floor

Toronto, Ontario M4W 1G9

Item 2.	Date of Material Change

April 3, 2023

Item 3.	News Release

A press release was issued and disseminated through Globe Newswire on April 3, 2023 and subsequently filed on SEDAR.

Item 4.	Summary of Material Change

On April 3, 2023, the Company completed its previously announced acquisition of Shaw Communications Inc. (“Shaw”) pursuant to a statutory plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the “Arrangement”). Immediately prior to the closing of the Arrangement, Shaw and Shaw Telecom Inc. completed the sale of Freedom Mobile Inc. (“Freedom”) to Videotron Ltd. (“Videotron”), a subsidiary of Quebecor Inc. (“Quebecor”) (the “Freedom Transaction”).

Following the completion of the Arrangement, the Company amalgamated with its then wholly-owned subsidiary, Shaw, and the resulting entity continued under the name “Rogers Communications Inc.”.

Item 5.	Full Description of Material Change

On April 3, 2023, the Company completed the Arrangement in accordance with the terms of an arrangement agreement entered into by the parties on March 13, 2021 (the “Arrangement Agreement”) and the plan of arrangement attached thereto (the “Plan”). Holders of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares” and together with the Class A Shares, the “Shaw Participating Shares”) (other than shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, related persons thereof and certain members of the Shaw family (collectively, the “Shaw Family Shareholders”)), are entitled to receive $40.50 (the “Purchase Price”) in cash for each Shaw Participating Share held at the closing of the transaction. The Shaw Family Shareholders are entitled to receive approximately 60% of the Purchase Price for their Shaw Participating Shares in the form of Class B Non-Voting Shares in the capital of the Company, with such exchange ratio calculated on the basis of the volume-weighted average trading price for such Company shares for the 10 trading days ending March 12, 2021, and the balance of the Purchase Price in cash.

Following the completion of the Arrangement, the Company and Shaw completed a vertical short form amalgamation pursuant to ss. 273, 275 and 277 of the Business Corporations Act (British Columbia) (the “Amalgamation”). The resulting entity continued under the name “Rogers Communications Inc.” and remains listed on the Toronto Stock Exchange as TSX: RCI.A and RCI.B and on the New York Stock Exchange as NYSE: RCI. The share terms of the resulting entity are the same as those of the Company prior to the Amalgamation. As a result of the Amalgamation, Shaw no longer exists as a distinct legal entity and will cease to make separate filings as a reporting issuer. The Shaw Participating Shares were delisted from the Toronto Stock Exchange, the TSX Venture Exchange and the New York Stock Exchange, as applicable, on April 4, 2023.

As a result of the Amalgamation, the Company became the issuer and assumed all of Shaw’s obligations under the indenture (the “Shaw Indenture”) governing eight series of outstanding senior notes that were originally issued by Shaw (the “Shaw Senior Notes”). The Shaw Indenture has been amended to reflect this change and to make other administrative changes. The Shaw Indenture, together with the supplemental indenture effecting those amendments, will be filed on SEDAR under the Company’s profile.

In connection with the Arrangement, Rogers Communications Canada Inc., a wholly-owned subsidiary of the Company, provided a guarantee of the payment obligations under the Shaw Senior Notes (which guarantee may be terminated in certain circumstances). The total aggregate principal amount of the Shaw Senior Notes outstanding as of the date of this report is $4.55 billion.

The Freedom Transaction, which was completed immediately prior to the closing of the Arrangement, involved the acquisition by Videotron of all of the outstanding shares of Freedom. The Freedom Transaction was effected pursuant to an agreement (the “Freedom SPA”) entered into on August 12, 2022 among the Company, Shaw, Shaw Telecom Inc., Videotron, Quebecor and Freedom. The purchase price payable under the Freedom Transaction was C$2,850,000,000, as adjusted pursuant to the terms of the Freedom SPA. The Freedom SPA is available on the Company’s SEDAR profile at www.sedar.com.

In connection with closing of the Freedom Transaction, the Company entered into long-term commercial arrangements with Freedom, Videotron and/or Quebecor, under which the Company (or its subsidiaries) will provide Quebecor (or its subsidiaries) certain services including, among others, (a) continued access to Shaw’s business “Go Wi-Fi” hotspots (excluding, for greater certainty, home internet gateways) for Freedom Mobile subscribers, (b) roaming services on an incidental, non-permanent basis, (c) wholesale mobile virtual network operator (MVNO) access services, (d) third-party Internet access (“TPIA”) services; and (e) certain backhaul, backbone and other transport services. Quebecor will provide the Company with TPIA services in the Province of Quebec on the same terms as it receives TPIA services from the Company in other provinces.

As part of the process whereby the Minister of Innovation, Science and Industry provided approval to transfer Shaw’s spectrum licenses to Videotron pursuant to the Freedom Transaction, the Company provided the Minister with legally enforceable undertakings to implement certain commitments made by the Company in connection with the Arrangement, including annual reporting and financial penalties for non-compliance.

The Company and Quebecor also agreed to provide each other customary transition services to facilitate (a) the operation of Freedom’s business for a period of time post-closing and (b) the separation of Freedom’s business from the other businesses and operations of Shaw and its affiliates.

In connection with the Arrangement, and pursuant to the terms of a director nomination agreement the Company, Rogers Control Trust and Shaw Family Living Trust entered into at closing, Bradley Shaw and Trevor English were nominated and appointed to the Company’s Board of Directors following closing.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

For further information, please contact:

Marisa Wyse, Chief Legal Officer and Corporate Secretary at (416) 935-7585.

Item 9.	Date of Report

April 5, 2023

This material change report includes “forward-looking information” within the meaning of applicable securities laws relating to, among other things, Shaw ceasing to make separate filings as a reporting issuer, and long-term commercial arrangements between the Company and Quebecor. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance. The Company cautions that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward looking information or could cause our current objectives, strategies and intentions to change. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. The Company cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this material change report represent expectations as of the date of this material change report and are subject to change after such date. However, the Company is under no obligation (and the Company expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this material change report is qualified by the cautionary statements herein. Forward-looking information is provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.